                                                                      EXHIBIT 9.


                    Kemper Investors Life Insurance Company
                        Variable Life Insurance Policies
               Offered Through KILICO Variable Separate Account-2
              Memorandum Regarding Issuance, Face Amount Increase,
                       Redemption and Transfer Procedures



                             Revised April 1, 2001

                                 Table of Contents
                                 -----------------


I.         Introduction.............................................  1

II.        Issuance and Related Transactions........................  2
           A.    Application and Initial Premium Processing.........  2
           B.    Free-Look Period...................................  3
           C.    Allocation of Premium..............................  3
           D.    Additional Premium.................................  4
           E.    Policy Delivery....................................  4
           F.    Monthly Deduction..................................  5
           G.    Insurance Charges and Underwriting Standards.......  6
           H.    Reinstatement......................................  6
           I.    Contestability.....................................  7
           J.    Misstatement of Age or Sex.........................  7

III.       Changes in Specified Amount..............................  7

IV.        Transfers and Related Procedures.........................  8
           A.    Minimum Transfer Amounts and Timing................  8
           B.    Telephone Transfers................................  9
           C.    Confirmations of Transfer Requests.................  9
           D.    Automatic Asset Reallocation.......................  9
           E.    Dollar Cost Averaging.............................. 10

V.         Policy Loans............................................. 10

VI.        Redemption and Related Procedures........................ 12
           A.    Surrender.......................................... 12
           B.    Withdrawals........................................ 12
           C.    Systematic Withdrawals............................. 12
           D.    Tax Withholding.................................... 12
           E.    Death Benefit...................................... 12
                 1.   Definition of Due Proof of Death.............. 13
                 2.   Death Benefit Calculation..................... 13

VII.       Valuation................................................ 13

VIII.      Termination and Lapse.................................... 14

IX.        Premium Refunds.......................................... 14

X.         Postponement of Payments................................. 15
           A.    General............................................ 15
           B.    Payment Not Honored By Bank........................ 15

XI.        Exchange................................................. 16

                    Kemper Investors Life Insurance Company
                       Variable Life Insurance Policies
              Offered Through KILICO Variable Separate Account-2
             Memorandum Regarding Issuance, Face Amount Increase,
                      Redemption and Transfer Procedures
                      ----------------------------------

                             Revised April 1, 2001

     This document sets forth the information called for by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (the "1940 Act") with respect to procedures relating to issuance, face amount increases, redemptions and transfers under flexible premium variable life insurance policies offered through KILICO Variable Separate Account-2 (the "Separate Account") of Kemper Investors Life Insurance Company ("KILICO"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act and Rule 22c-1 thereunder for issuance, face amount increase, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state insurance law and regulations, and established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by a separate account.

I.   Introduction
     ------------

     The Separate Account is registered under the 1940 Act. Within the Separate Account are Subaccounts, each of which invests in shares of a corresponding Portfolio of a Fund. Procedures apply equally to each Subaccount and for purposes of this memorandum are defined in terms of the Separate Account, except where a discussion of both the Separate Account and its Subaccounts is necessary.

     KILICO offers two forms of flexible premium variable life insurance policy through the Separate Account: (1) individual life flexible premium variable life insurance policy covering the life of one Insured ("Individual Policy") and
(2) survivorship life flexible premium variable life insurance policy covering the lives of two Insureds ("Survivorship Policy"). Where the provisions of the policies are the same, they will be referred to jointly as "Policy" or "Policies". Where the provisions differ, the provisions will be distinguished by reference to "Individual Policy" or "Survivorship Policy". All capitalized terms have the meaning given to them in the prospectus for the Policies.

     KILICO believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

     1. Because of the insurance nature of the Policies and due to the requirements of state insurance law, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

     2. Many of the procedures used by KILICO have been adopted from established procedures for flexible premium universal life insurance policies sold by KILICO and its affiliated insurance companies.

     3. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, KILICO has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

     4. In general, state insurance laws require that KILICO's procedures be reasonable, fair and not discriminatory.

     5. Because of the nature of the insurance product, it is often difficult to determine precisely when KILICO's procedures deviate from those required under Section 22(c), 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to address each and every procedure or variation which might occur and does include certain procedural steps which might be deemed as deviations from the above-cited sections or rule.

II.  Issuance and Related Transactions
     ---------------------------------

     A.  Application and Initial Premium Processing
         ------------------------------------------

     Before KILICO will issue a Policy it must receive a completed application and required underwriting information. Upon receipt of a completed application from a prospective Owner, KILICO will follow certain insurance underwriting procedures designed to determine whether the proposed Insured is insurable.
This process may involve such verification procedures and medical examinations and blood testing, and may require that further information be provided by the proposed Insured before a determination can be made. A Policy ordinarily will be issued only for an Insured Age 1 through 85 who supplies satisfactory evidence of insurability to KILICO. This age restriction applies to each Insured in the case of the Survivorship Policy. Acceptance of an application is subject to underwriting by KILICO. KILICO reserves the right to decline an application for any reason.

     After underwriting is complete and the Policy is delivered to the Owner, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. The Policy Date is the date from which Monthly Processing Dates and Policy Years are determined. However, if such date is the 29th, 30th, or 31st of a month, the Policy Date will be the first of the following month.

     The Specified Amount is chosen by the Owner in the application and is stated in the Policy Specifications. The minimum Specified Amount permitted under an Individual Policy is $50,000 (or a lower amount which is based upon a single premium payment and which satisfies the requirements of applicable tax law to qualify the Policy as a life insurance contract). The minimum Specified Amount permitted under a Survivorship Policy is $1,000,000.


     B.  Free-Look Period
         ----------------

A Policy may be canceled by returning it to KILICO's home office or to the agent who sold it within the Free-Look Period stated in the Policy. The length of the Free-Look Period varies by state of Policy delivery as described in the following table. The Free-Look Period will not begin until all application requirements are received at the home office.


                            10 Day Free-Look Period
================================================================================

AL, AZ, AR, CA*, CT, DE, FL, GA, HI, ID**, IL, IN, IA, KS, KY, LA, ME, MA, MN, MS, MO, MT, NE, NV, NH, NM, OH, OK, OR, PA, RI, SC, SD, TN, UT, VT, VA, WA, WV, WI & WY
--------------------------------------------------------------------------------

                            15 Day Free-Look Period
================================================================================

CO
--------------------------------------------------------------------------------

                            20 Day Free-Look Period
================================================================================

ID**, ND
--------------------------------------------------------------------------------

                            30 Day Free-Look Period
================================================================================

AK, CA*
--------------------------------------------------------------------------------

                           45 Days of Application or
                          10 Days of Policy Delivery
                             (whichever is later)
================================================================================
DC, MD, MI, NC
--------------------------------------------------------------------------------
* CA applicants under age 60 will receive a 10 day Free-Look Period; CA applicants age 60 and older will receive a 30 day Free-Look Period.
** ID applicants will receive a 10 day Free-Look Period under Policy form L-8161CV ID and a 20 day Free-Look Period under Policy forms L-8161ID, L-8162ID and L-8162CVID.


Upon receipt by KILICO, the Policy is deemed void from the beginning and the Owner will generally be refunded the Cash Value of the Policy, unless the state of issuance requires return of premium.

     C.  Allocation of Premium
         ---------------------

     In the application, the Owner must choose an initial allocation of premium. In states that require a return of premium, the initial premium less applicable charges is allocated to the Money Market Subaccount during the Free-Look Period. On the Trade Date, the Policy's Separate Account Value in the Money Market Subaccount will be allocated to the Subaccounts of the Separate Account and the Fixed Account in accordance with the Owner's allocation instructions in the
application.   In other jurisdictions (i.e., those not requiring a return of premium), the initial premium less applicable charges is allocated on the Issue Date to the Subaccounts and the Fixed Account as elected by the Owner in the application.

     Additional premiums received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received.

     D.  Additional Premium
         ------------------

     The initial premium is the only premium required to be paid under a Policy. However, additional premium may be necessary to keep the Policy in force. While the Policy is in force, additional premium may be paid at any time prior to the Maturity Date.

     When applying for a Policy, a prospective Owner will specify a Planned Premium payment that provides for the payment of level premiums over a specified period of time. However, the Owner is not required to pay Planned Premiums. Payment of the Planned Premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Surrender Value. Even if Planned Premiums are paid, the Policy will lapse any time Surrender Value is insufficient to pay the current monthly deductions and a grace period expires without sufficient payment.

     Except to prevent lapse, an additional premium payment must be at least $50.00 monthly. The maximum amount of premium that may be paid at any time is that which is permitted under applicable tax law to qualify the Policy as a life insurance contract. Upon request, KILICO will tell the Owner whether an additional premium payment can be made and the maximum amount of such premium. Evidence of insurability may be required if an additional premium payment would result in an increase in the Death Benefit.

     KILICO reserves the right to limit or refund any premium payment if (1) the amount of the premium is below its current minimum premium amount requirement,
(2) the premium would increase the Death Benefit by more than the amount of premium, or (3) the premium would disqualify the Policy as life insurance under applicable tax law.

     E.  Policy Delivery
         ---------------

     KILICO will take steps to protect itself against anti-selection by the prospective Owner resulting from a deterioration in the health of the proposed Insured including requiring Policies to be delivered promptly. Generally, the delivery period will not exceed 30 days from the date the Policy was issued. If the Policy is not delivered by the end of that period, KILICO reserves the right to review the underwriting file to determine if currently-dated underwriting requirements would be necessary to continue the Policy delivery process. If KILICO determines that Policy delivery requirements were satisfied, the Policy will be effective as of the Policy Date. If Policy delivery requirements were not satisfied, the Policy will be made non-taken as of the Policy Date and any premium paid will be refunded to the Owner in accordance with refund rules mentioned herein. Notification will be sent to the Owner advising him or her that delivery was never completed and that no insurance has been in effect.

     The delivery requirements are as follows:

     1. An agent/agency must submit all outstanding delivery requirements to KILICO's home office prior to the end of the delivery period.

     2. The home office cannot accept partial requirements; however, if an agent does inadvertently submit only part of the requirements necessary to complete delivery, KILICO will record any documents as received, and return the Policy to the agent with a memo advising them of the remaining requirements.

     3. Any money submitted with incomplete delivery requirements will be returned to the prospective Owner with correspondence specifying the remaining requirements.

     4. If a Policy is reported as delivered after the delivery period has expired, the Policy will be placed in force as of the Policy Date, subject to underwriting approval.

     5. If a Policy is returned to the agent due to incomplete requirements, a delivery extension may be obtained on the agent's behalf.

     F.  Monthly Deduction
         -----------------

     On the Policy Date and each Monthly Processing Date, a monthly deduction will be made equal to the sum of the following:

     1. The monthly cost of insurance charge for the Policy;

     2. The monthly charge for any supplemental benefits and riders; and

     3. The monthly administrative charge.

     The monthly deduction will be deducted from the Subaccounts and the Fixed Account in proportion to the value that each account bears to the Separate Account Value plus the Fixed Account Value, unless otherwise requested. If the Surrender Value on the day immediately preceding a Monthly Processing Date is less than the monthly deduction for the next month, KILICO will notify the Owner. The Policy will lapse and terminate without value, unless sufficient premium payment or loan payment is made to KILICO within 61 days of the date notice is sent. If death of the Insured occurs within the 61-day grace period, any amount payable will be reduced by any unpaid monthly deduction.

     G.  Insurance Charges and Underwriting Standards
         --------------------------------------------

     Cost of insurance charges for the Policies will not be the same for all Owners. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Owner pays a cost of insurance charge commensurate with the Insured's mortality risk. This mortality risk is actuarially determined based upon factors such as age, smoking status, sex, health, and occupation. Each Insured is charged a monthly deduction based on applying a cost of insurance rate commensurate with his/her mortality risk to the net amount at risk. The Policies will be offered and sold pursuant to the cost of insurance schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based on factors such as age, smoking status, sex, health and occupation. A table showing the maximum cost of insurance rates will be delivered as part of the Policy. Those maximum cost of insurance charges will not exceed rates permitted by the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables for the Insured's rate class.

     KILICO may reduce the following types of charges for Policies issued in connection with group or sponsored arrangements: the cost of insurance charge, mortality and expense risk charge, account maintenance charge and monthly administrative charge. KILICO may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis. Due to the underwriting criteria established for Policies issued on a non-medical, guaranteed issue basis, actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. In addition, KILICO may also specify different minimum initial premiums at issue for Policies issued in connection with group or sponsored arrangements.

     H.  Reinstatement
         -------------

     If a Policy lapses because of insufficient Surrender Value to cover the monthly deductions, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within three years after the date of lapse. Reinstatement is subject to:

     1. Receipt of evidence of insurability satisfactory to KILICO;

     2. Payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the Policy in force for three months; and

     3. Payment or reinstatement of any Debt against the Policy which existed at the date of termination of coverage.

     The effective date of reinstatement of a Policy will be the Monthly Processing Date that coincides with or next follows the date the application for reinstatement is approved by KILICO. Suicide and incontestability provisions will apply from the effective date of reinstatement.

     I.  Contestability
         --------------

     The Policy is contestable for two years from the Issue Date during the lifetime of the Insured for material misrepresentations made in the initial application for the Policy. A new two-year contestability period will apply to each increase in Specified Amount and to reinstatements beginning with the effective date of the increase or reinstatement and will only apply to statements made in the application for increase or reinstatement. No statement will be used to contest a Policy unless it is contained in the relevant application. The two-year limitation does not apply in the event of fraud.

     J.  Misstatement of Age or Sex
         --------------------------

     If the age or sex of an Insured is misstated, the Death Benefit payable under the Policy will be adjusted based on what the cost of insurance charged on the most recent Monthly Processing Date would have purchased for the correct age and/or sex.

III. Changes in Specified Amount
     ---------------------------

     After the first Policy Year, an Owner may request an increase or decrease in Specified Amount subject to approval by KILICO. A change in Specified Amount may only be made once per Policy Year and must be in an amount at least equal to $25,000 for an Individual Policy and $100,000 for a Survivorship Policy. Increases are not allowed after an Insured attains Age 85.

     Increasing the Specified Amount could increase the Death Benefit under a Policy and decreasing the Specified Amount could decrease the Death Benefit.
The amount of change in the Death Benefit will depend, among other things, upon the Death Benefit option chosen by the Owner and the degree to which the Death Benefit under a Policy exceeds the Specified Amount prior to the change. Changing the Specified Amount could affect the subsequent level of the Death Benefit while the Policy is in force and the subsequent level of Policy values.

     An increase in Specified Amount may increase the net amount at risk under a Policy, which will increase an Owner's cost of insurance charge. Separate cost of insurance rates apply to increases in Specified Amount. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which will decrease an Owner's cost of insurance charge.

     Any decrease in Specified Amount will first be applied to the most recent increases successively, then to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall below the lesser of the initial Specified Amount or $50,000 for an Individual Policy or $1,000,000 for a Survivorship Policy. If a decrease in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify the Policy as a life insurance contract, KILICO will refund the Owner the amount of such excess above the premium limitations.

     KILICO reserves the right to disallow a requested decrease, and will not permit a requested decrease if, among other reasons, (1) compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of the Policy, or (2) to effect the requested decrease, payments to the Owner would have to be made from Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

     Any request for an increase or decrease in Specified Amount must be made by written application to KILICO's home office. It will become effective on the Monthly Processing Date on or next following KILICO's acceptance of the request. If the Owner is not an Insured, KILICO will also require the consent of the Insured(s) before accepting a request.

     Additional evidence of insurability satisfactory to KILICO will be required for an increase in Specified Amount. Suicide and incontestability provisions will apply to the increase in Specified Amount from the effective date of any increase in Specified Amount.

IV.  Transfers and Related Procedures
     --------------------------------

     A.  Minimum Transfer Amounts and Timing
         -----------------------------------

     Separate Account Value may be transferred among the Subaccounts and into the Fixed Account. One transfer of all or a part of the Separate Account Value may be made within a 15 day period. All transfers made during a business day will be treated as one request. Fixed Account Value may be transferred to one or more Subaccounts. One transfer of up to 30% of the Fixed Account Value may be made once each Policy Year in the thirty day period following the end of a Policy Year.

     Transfers will be based on the Accumulation Unit Value next determined following receipt of valid, complete transfer instructions by KILICO. Transfer requests must be in writing in a form acceptable to KILICO or made by telephone as authorized by KILICO. Transfer requests received at the home office after the close of the New York Stock Exchange ("NYSE") (normally 3:00 p.m. Central
Time), will be priced on the next business day after received. Transfer requests received at the home office in writing before the close of the NYSE on any day that the NYSE and KILICO are open will be priced as of the day received, unless KILICO is closed in the case of an emergency. If KILICO is closed, transfer requests will be priced as of the day KILICO and the NYSE are next open. The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Owner's remaining interest in a Subaccount or the Fixed Account (i.e., the account from which amounts are to be transferred) would be less than $500, unless the Policy's interest in such account is eliminated by means of such transfer. These minimums may be waived for reallocations under established third party asset allocation programs. If less than $500 would remain in a Sub-Account or Fixed Account after transfer, KILICO may require a transfer of the entire balance.

     B.  Telephone Transfers
         -------------------

     Transfers will be accepted by telephone if the Owner elected Telephone Privileges. Telephone Privileges may be elected at policy issuance in the "Special Requests" section of the application. Telephone Privileges may also be elected after policy issuance by submitting the request in writing to the home office. The cut off time for telephone transfer requests to be effective on the same day received is normally 3:00 p.m. Central Time each day that the NYSE and KILICO are open. Transfer requests received over the telephone before and up until 3:00 p.m. Central Time will be processed on that day at that day's price. Transfers received after the close of the NYSE (normally 3:00 p.m. Central
Time), will be processed on the next business day and priced as of the next business day. If the caller initiated the call before the close of the NYSE, the transaction must have been initiated before the close to be effective on the same day. Transfer requests received after the official closing of the NYSE will be priced the next business day that the NYSE and KILICO are open. If KILICO is closed due to an emergency, transfer requests will be priced as of the next business day that KILICO and the NYSE are open.

     If an Owner calls in to make a transfer prior to the NYSE close, and then calls back to cancel the transfer, we will cancel it only if the request to cancel is received prior to the close of the NYSE. Any requests to cancel a transfer after the close of the NYSE will not be honored.

     C.  Confirmations of Transfer Requests
         ----------------------------------

     Written acknowledgment of transfers between Subaccounts will be provided at three points in time: (1) a confirmation notice will be sent to the Owner within 7 days of receipt of the request, (2) the quarterly statement will reflect transfers, and (3) the annual statement will also reflect transfers. Transfers made pursuant to the Automatic Asset Reallocation and Dollar Cost Averaging programs (discussed below) will not be acknowledged with confirmation notices sent within 7 days of transfers made pursuant to those programs. Rather, those transfers will be reflected on quarterly and annual statements.

     The transfer provisions may be suspended, modified or terminated at any time by KILICO. KILICO may defer execution of a transfer request for up to 7 days from receipt of notice.

     D.  Automatic Asset Reallocation
         ----------------------------

     An Owner may elect to have transfers made automatically among the Subaccounts of the Separate Account on an annual, semi-annual, quarterly, or monthly basis so that Cash Value is reallocated to match the percentage allocations in the Owner's predefined premium allocation elections. Transfers under this program will not be subject to the $500 minimum transfer amounts. An election to participate in the Automatic Asset Reallocation program must be in writing in the form prescribed by KILICO and returned to KILICO at its home office.

     Automatic Asset Reallocation is not available until the end of the Free-Look Period. Automatic Asset Reallocation will occur on the 10th day of the month in which the reallocation is scheduled to occur. The Owner may choose a day other than the 10th. Automatic Asset Reallocation transfers into or out of the Fixed Account are not permissible.

     E.  Dollar Cost Averaging
         ---------------------

     An Owner may predesignate a portion of the Cash Value attributable to the Fixed Account or the Money Market Subaccount (the designated account is referred to as the "DCA Account") to be automatically transferred on a monthly basis to one or more of the other Subaccounts and the Fixed Account. An Owner may enroll in this program at the time the Policy is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to KILICO at its home office at least five business days prior to the 10th day of a month, which is the date that all Dollar Cost Averaging transfers will be made ("Transfer Date").

     Transfers will commence on the first Transfer Date following the Trade Date if the initial Net Premium has been allocated to the Money Market Subaccount. In all other cases, transfers will commence on the first Transfer Date following the Issue Date, subject to the requirements stated above. Transfers will be made in the amounts designated by the Owner and must be at least $500 per Subaccount or Fixed Account. The total Cash Value in the DCA Account at the time Dollar Cost Averaging is elected must be at least equal to the greater of $10,000 or the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Cash Value does not equal or exceed the amount designated to be transferred on each Transfer Date and the remaining amount will be transferred.

     Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Cash Value attributable to the DCA Account is insufficient to complete the next transfer, (iii) the Owner requests termination in writing and such writing is received by KILICO at its home office at least five business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Policy is surrendered. KILICO reserves the right to amend Dollar Cost Averaging on thirty days notice or terminate it at any time.

     An Owner may initiate or reinstate Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to KILICO at its home office at least 5 business days (10 business days for Fixed Account transfers) prior to the next Transfer Date on which such transfer is to be made.

V.   Policy Loans
     ------------

     After the first Policy Year, the Owner may borrow, upon written request to KILICO's home office, all or part of the maximum loan amount of the Policy. The maximum loan amount is 90% of the Policy's Cash Value. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted. The minimum amount of a loan is $500. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after KILICO receives a loan request at its home office, although payments may be postponed under certain circumstances. If the Debt equals or exceeds Cash Value, the Policy will terminate 61 days after notice is sent to the Owner, unless payment sufficient to keep the Policy in force for three months is received by KILICO at its home office.

     On the date a Policy Loan is made, an amount equal to the loan amount will be transferred from the Separate Account and Fixed Account to the Loan Account. Unless the Owner directs otherwise, the loan amount will be deducted from the Subaccounts and the Fixed Account in proportion to the values that each bears to the Separate Account Value of the Policy in all of the Subaccounts plus the Fixed Account Value at the end of the Valuation Period during which the request is received.

     Policy Loans decrease Surrender Value. If the Surrender Value on the day immediately preceding a Monthly Processing Date is less than the monthly deduction for the next month, KILICO will notify the Owner. The Policy will lapse and terminate without value, unless a sufficient payment is made to KILICO within 61 days of the date notice is sent.

     A Policy Loan will have an effect on the Cash Value of a Policy. The collateral for the Policy Loan (the amount held in the Loan Account) does not participate in the experience of the Subaccounts or the current interest rate of the Fixed Account while the loan is outstanding. If the interest credited to the Loan Account is more than the amount that would have been earned in the Subaccounts or the Fixed Account, the Cash Value will, and the Death Benefit may, be higher as a result of the Policy Loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the Fixed Account, the Cash Value, as well as the Death Benefit, may be less.

     The loan interest will be assessed at an adjustable rate determined by KILICO at the beginning of each Policy Year. The Policy guarantees that the loan interest rate will not exceed the greater of the interest rate set forth in the Policy and a published monthly average. Interest not paid within 31 days after it is due will be added, as of the due date, to the loan amount due and bear interest at the same rate. When interest is added to the loan amount, a transfer in this amount will be made from the Separate Account and the Fixed Account to the Loan Account.

     Cash Value in the Loan Account will earn a declared rate equal to the adjustable rate referenced above reduced by not more than 1% per annum. Such earnings will be allocated to the Loan Account.

     While the Policy is in force, Policy Loans may be repaid at any time, in whole or in part. At the time of repayment, Cash Value in the Loan Account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts and the Fixed Account according to the Owner's current allocation instructions, unless otherwise requested by the Owner. Transfers from the Loan Account to the Separate Account or the Fixed Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received. Such transfers will not be counted in determining the transfers made within a 15 day period. KILICO will provide written confirmation of loan repayments, including the effective date of the payment, and the effect on specific Subaccounts and the Fixed Account within 7 days of the receipt of payment.

VI.  Redemption and Related Procedures
     ---------------------------------

     A.  Surrender
         ---------

     While the Insured is living and the Policy is in force, the Owner may surrender the Policy for its Surrender Value. To surrender the Policy, the Owner must make a written request to KILICO and return the Policy to its home office. The Surrender Value is equal to the Cash Value less any Debt. KILICO will pay the Surrender Value on the Maturity Date if the Insured is living and the Policy is in force.

     B.  Withdrawals
         -----------

     After the first Policy Year, an Owner may make withdrawals of amounts less than the Surrender Value. The minimum amount of each withdrawal is $500. A withdrawal will decrease the Cash Value by the amount of the withdrawal. If Death Benefit Option A is in effect, a withdrawal will reduce the Specified Amount by the amount of the withdrawal.

     C.  Systematic Withdrawals
         ----------------------

     Owners may preauthorize periodic withdrawals after the first Policy Year under a Systematic Withdrawal Plan. Owners participating in a Systematic Withdrawal Plan instruct KILICO to withdraw selected amounts from the Fixed Account or from a maximum of 2 Subaccounts on a monthly, quarterly, semi-annual or annual basis. Currently, the Systematic Withdrawal Plan is available to Owners who request a minimum $500 periodic payment. The amounts distributed under the Systematic Withdrawal Plan are partial withdrawals. Owners interested in the Systematic Withdrawal Plan may obtain an application and full information concerning this program and its restrictions from their representative or KILICO's home office. The right is reserved to amend the Systematic Withdrawal Plan on 30 days notice. The Systematic Withdrawal Plan may be terminated at any time by the Owner or KILICO.

     D.  Tax Withholding
         ---------------

     When a partial withdrawal or full surrender is requested, KILICO will withhold taxes, unless the Owner instructs in writing at the time of the withdrawal that he or she elects no withholding. If no tax withholding instructions are included with the request, KILICO will process the request for the total amount requested and will withhold taxes.

     E.  Death Benefit
         -------------

     While the Policy is in force, the Policy provides for payment of a Death Benefit upon the death of the Insured (the last surviving Insured in the case of a Survivorship Policy). The Death Benefit is based on the Death Benefit option, the Death Benefit qualification test, the Specified Amount, and the Table of Death Benefit Factors. The Death Benefit proceeds will be equal to the Death Benefit minus any Debt and minus any monthly deductions due during any grace period.

       1.   Definition of Due Proof of Death
            --------------------------------

     KILICO will ordinarily pay a Death Benefit to the Beneficiary within 7 calendar days after (i) receipt at its home office of the Policy and due proof of death of the Insured and (ii) the satisfaction of all other requirements necessary to make payment. Such requirements include any applicable state insurance law requirements. Due proof of death is defined as the date on which KILICO is satisfied that the Insured is deceased. Provision of a death certificate is not necessarily due proof of death. KILICO may decide that the circumstances of certain claims raise questions of whether the Insured has died and require additional investigation to establish due proof of death. Payment of the Death Benefit is subject to the provisions of the Policy regarding suicide, incontestability and misrepresentation and misstatement of age or sex.

     KILICO will make payment of the Death Benefit out of its General Account and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account. The excess, if any, of the Death Benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

       2.   Death Benefit Calculation
            -------------------------

     When KILICO receives due proof of death, the Death Benefit will be calculated as of the actual date of death. Units in the Separate Account will be sold on the date due proof of death is received by the home office. The proceeds will be placed into a Suspense Account. Interest will be credited at the rate established by KILICO or in accordance with state laws, if greater. In addition to the reasons for delaying payment stated in the Policy, KILICO may delay payment if: (1) additional investigation is needed to determine the cause of death, (2) KILICO has reason to suspect fraud on the part of the applicant, Insured or claimant, (3) death occurs within the Policy's contestable period,
(4) the designated beneficiary cannot be located, is not competent to receive the Death Benefit, or may be precluded from receiving the Death Benefit, (5) different parties have presented conflicting claims to the same Death Benefit,
(6) additional information is required to identify the beneficiary, or (7) a governmental entity or agency or court has placed a lien or other form of attachment on the Death Benefit.

VII. Valuation
     ---------

     Accumulation Units are valued on each Valuation Date. KILICO will process any request or payment involving the crediting or canceling of Accumulation Units on the date it is actually received at the home office, provided that it is received before the close of the NYSE (normally 3:00 p.m., Central Time) on any Valuation Date. Otherwise, it will be deemed to be received and will be processed on the next Valuation Date.

VIII.  Termination and Lapse
       ---------------------

     All coverage under the Policy terminates when any one of the following events occurs: (1) the Owner requests that the coverage be terminated; (2) the Insured dies (last surviving Insured in the case of a Survivorship Policy); (3) the Policy matures; or (4) a lapse occurs. Lapse will occur when the Surrender Value of a Policy is insufficient to cover the monthly deductions and a grace period expires without a sufficient payment being made.

     A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the Policy is insufficient to cover the monthly deductions. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the Policy in force for three months will cause the Policy to lapse and terminate without value.

     If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the Fixed Account in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted.

     KILICO will not accept any payment that would cause the total premium payment to exceed the maximum payment permitted by the Internal Revenue Code for life insurance. However, the Owner may voluntarily repay a portion of Debt to avoid lapse. If premium payments have not exceeded the maximum payment permitted by the Internal Revenue Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

     The Death Benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.

IX.  Premium Refunds
     ---------------

     KILICO will not normally refund premium payments unless one of the following situations occurs:

     1. The Policy delivery period has expired and the Policy has been made non-taken.

     2. The Owner exercises his or her right of cancellation during the Free-Look Period.

     3. The premium payment would disqualify the Policy as life insurance under the applicable tax laws (however, the payment will first be applied as a repayment of any outstanding loans).

     4. Premium is received by KILICO prior to underwriting approval and issuance of a Policy.


X.   Postponement of Payments
     ------------------------

     A.  General
         -------

     Payment of any amount due upon (1) Policy termination at the Maturity Date,
(2) surrender of the Policy, (3) payment of any Policy Loan, or (4) death of the Insured (the last surviving Insured in the case of a Survivorship Policy), may be postponed whenever:

     1. The NYSE is closed other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission;

     2. The Securities and Exchange Commission by order permits postponement for the protection of Owners; or

     3. An emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of securities of the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

     Transfers may also be postponed under these circumstances. In addition, KILICO may defer for up to six months payments of any surrender proceeds, withdrawal amounts, or loan amounts from the Fixed Account, unless otherwise required by law. Death Benefit payments, however, are generally not subject to deferral.

     B.  Payment Not Honored By Bank
         ---------------------------

     The portion of any payment due under the Policy which is derived from any amount paid to KILICO by check or draft may be postponed until such time as KILICO determines that such instrument has been honored by the bank upon which it was drawn.

XI.  Exchange
     --------

     In certain states (Connecticut, Maryland, and North Carolina), at any time during the first two years after the Issue Date, the Owner may exchange the Policy for a non-variable permanent fixed benefit life insurance policy then currently being offered by KILICO or an affiliate on the life of the Insured(s). No evidence of insurability will be required. The amount of the new policy may be, at the election of the Owner, either the initial Death Benefit or the same net amount at risk as the Policy on the exchange date. All Debt under the Policy must be repaid and the surrender of the Policy is required before the exchange is made. The Policy Date and issue age will be the same as existed under the Policy.